PE 8-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002



The Westaim Corporation
(Translation of registrant's name into English)

144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada
(Address of principal executive officers)

(780) 992-5231
(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__ Form 40-F_X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No_X

If "Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

The following documents are included in this Form 6-K:

The Registrant's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION

Date: August 19, 2002

By: ______________________________
Douglas H. Murray
Assistant Corporate Secretary

Exhibit Index

1.1 The Registrant's Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

**CERTIFICATION OF PERIODIC REPORT**

I, KEVIN J. JENKINS, Chief Executive Officer of The Westaim Corporation (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the quarterly report on Form 6-K in respect of our second quarter 2002 financial report to shareholders (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 13, 2002

Name: Kevin J. Jenkins
Title: President and Chief Executive Officer

**CERTIFICATION OF PERIODIC REPORT**

I, G.A. (DREW) FITCH, Chief Financial Officer of The Westaim Corporation (the "Company"), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) the quarterly report on Form 6-K in respect of our second quarter 2002 financial report to shareholders (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: August 13, 2002

Name: G.A. (Drew) Fitch
Title: Senior Vice President and
Chief Financial Officer